Macquarie Infrastructure Company LLC

125 W 55th Street
New York, NY 10019
USA

Media Release

MACQUARIE INFRASTRUCTURE COMPANY REPORTS THIRD QUARTER 2007 FINANCIAL RESULTS

•	Generates 57% Increase in Cash Available for Distribution

•	Increases Quarterly Dividend to $0.62 Per Share

•	Refinances Nearly $1.2 Billion of Operating Company Debt

•	Refinancing Costs Reduce Net Income

New York, NY - November 7, 2007 - Macquarie Infrastructure Company (NYSE: MIC), a leader in the ownership and operation of U.S. infrastructure businesses, reported consolidated revenue for the third quarter of $221.5 million. Revenue increased 36% over the third quarter in 2006.

The Company reported gross profit for the period of $94.2 million, an increase of 49% over the third quarter in 2006. Analysis of gross profit removes the volatility created by fluctuations in cost of revenue such as fuel and energy. Gross profit reflects the Company’s ability to maintain and, where possible, improve its margins.

MIC reported a 57% year over year increase in estimated cash available for distribution (“CAD”). CAD is a measure used by the Company to assess its ability to sustain and increase quarterly dividends. CAD increased to $79.4 million from $50.7 million through nine months compared to the same period in 2006. It is the Company’s policy to distribute substantially all CAD to investors in the form of a quarterly dividend, subject to maintaining prudent reserves in its businesses. Year to date, CAD has exceeded cash distributions by $2.9 million.

On the strength of the estimated cash available for distribution, the Company’s board of directors has approved a dividend of $0.62 per share for the third quarter of 2007. The dividend will be payable on December 10, 2007 to shareholders of record on December 5, 2007.

“MIC’s businesses performed well during the third quarter against a backdrop of considerable uncertainty in the markets.” said Peter Stokes, Chief Executive Officer of Macquarie Infrastructure Company. “As an asset class, infrastructure tends to produce stable and growing cash flows throughout market cycles.”

“We remain confident that this will continue to be the case with our businesses”, Stokes added. “With the refinancing of the airport services and district energy debt this quarter, we have locked in our debt costs and extended the average maturity of the debt in our operating companies out to 6.2 years.”

In September the Company successfully refinanced the debt of its airport services and district energy businesses. The refinancing resulted in a reduction in average interest rate margin versus prior facilities and fixed the interest rate on $900.0 million of term debt at the airport services business at 6.78% and the interest rate on $150.0 million of term debt at the district energy business at 5.97%.

For the quarter and nine months ended September 30, the Company reported consolidated revenue of $221.5 million and $567.7 million, respectively. For the quarter and nine months ended September 30, net loss was $17.9 million and $35.2 million, respectively. Net loss for both periods versus 2006 was, in part, a result of $17.7 million of expenses relating to the debt refinancing. The Company funded the refinancing-related expenses using a portion of the proceeds of the new facilities. Net loss year-to-date also reflects the impact of the approximately $44.0 million of performance fees paid to MIC’s Manager, Macquarie Infrastructure Management (USA) in the first half of 2007. The fees are a non-cash expense since the Company’s Manager elected to receive payment in shares of MIC.

OPERATING BUSINESSES PERFORMANCE HIGHLIGHTS

MIC reports EBITDA and contribution margin, both non-GAAP financial measures, as it considers them to be important indicators of overall performance. The attached tables provide a reconciliation of EBITDA to net income and contribution margin to revenue. The Company believes that EBITDA, net of non-cash items, also provides insight into the performance of certain of its operating companies and their ability to generate dividends. The reporting of contribution margin by the gas production and distribution business provides additional insight into the performance of that business net of changes in feedstock prices that typically are passed through to customers.

•
Gross profit in the Company’s airport services business was $73.9 million for the quarter, an increase of 56% over the third quarter in 2006. Organic gross profit (excluding sites acquired in the prior 12 months) increased 13%. The business reported increases in both the volume of fuel sold and average margin on fuel sales. Margin improvement was driven by an increased proportion of transient customers who typically pay a higher margin on fuel relative to base tenants.

o
EBITDA increased to $30.2 million or by 207% over the third quarter in 2006. Reported EBITDA included a $1.9 million non-cash loss on certain interest rate hedges compared to an $11.3 million non-cash loss in the prior comparable period. Excluding the non-cash losses on derivatives in both quarters, EBITDA from all locations would have increased by 52%. EBITDA at existing locations would have increased by 12% excluding the non-cash derivative losses.

o
In August, 2007 the business completed its previously announced acquisitions of Mercury Air Centers, a network of 24 FBOs, and the two FBOs at San Jose Mineta International Airport that comprise the San Jose Jet Center. The total cost of the acquired sites was approximately $620.8 million.

o
In September, the business entered into an agreement for a new debt facility of $970.0 million, including capital expenditure and working capital facilities totaling $70.0 million. The facilities bear interest at a rate of LIBOR plus a margin of 1.60%. The Lead Arranger of the debt exercised its option to flex the margin to 1.60% from the 1.50% reported in a press release dated September 27. The LIBOR (floating rate) portion of the interest on the $900.0 million of term debt has been swapped for fixed at a weighted average rate of 5.18% for five years resulting in a total interest cost of 6.78% per year. Proceeds of the facility were used to repay existing term loan balances and bridge loan facilities entered into in connection with the acquisitions of Mercury and San Jose.

o
Through nine months, the airport services business generated gross profit of $186.5 million and EBITDA of $82.8 million. Excluding non-cash losses on derivatives, year to date EBITDA would have increased by 68% over the comparable period in 2006. EBITDA at existing locations increased by $8.7 million or 17% through nine months and would have increased by 23% excluding non-cash losses on derivatives.

•
In May, 2006, MIC acquired a 50% interest in the company that owns the fourth largest bulk liquid storage terminal business in the country. Terminal revenue in the business increased to $57.8 million in the third quarter of 2007 or by 22% over the third quarter in 2006. Excluding the results of IMTT-Quebec operations that were not consolidated in 2006, terminal revenue increased by 17%. The growth was primarily the result of a $4.2 million increase in storage revenue and a $1.0 million increase in throughput revenue. MIC does not consolidate the financial results of the bulk liquid storage terminal business with those of its controlled businesses.

o
The bulk liquid storage terminal business paid a dividend of $7.0 million to MIC for the September quarter. The dividend payment was accrued at quarter-end and cash was received in October. MIC expects to receive a cash dividend of $7.0 million from the business each quarter through 2008.

o
Cash flow from operations in the bulk liquid storage business increased to $69.0 million for the first nine months of 2007 or by 48% over the first nine months of 2006. Beginning with the first quarter in 2009 MIC will receive a dividend equal to 50% of what is effectively the business’ estimated cash available for distribution. The estimation of cash available for distribution begins with cash flow from operating activities adjusted for primarily maintenance and environmental remediation capital expenditures and interest.

o	EBITDA for the third quarter of 2007 was $11.6 million, a decrease of 34% compared to the third quarter in 2006. EBITDA would have increased by 22% excluding non-cash losses on derivatives.

o
The business has committed to a total of $293.1 million worth of expansion projects. To date the business has completed construction of 13 of 30 new tanks to be built as a part of the expansion (not including those at the Geismar Logistics Center). Management expects that the projects collectively will produce an annualized incremental $42.1 million of gross profit and EBITDA when completed.

o
The bulk liquid storage business generated gross profit of $87.5 million through nine months of 2007. EBITDA was $52.8 million or approximately 13% lower than the first nine months of 2006. The decline was in part the result of a “make-whole” payment (net present value of future interest and principal payments foregone by the lender) and deferred financing costs totaling $12.5 million incurred in connection with the successful refinance of the long-term debt of the business in the second quarter. Excluding the non-cash losses on derivatives, EBITDA would have increased by 2.5%.

•
The Company’s gas production and distribution business generated a total contribution margin of $14.6 million for the quarter or 37% more than in the third quarter of 2006. The increase is primarily the result of $4.1 million of customer credits that reduced utility revenue in the third quarter of 2006. Utility therm (gas volume) sales for the quarter were 2% lower and non-utility sales were 3% lower versus 2006.

o
Utility revenue and contribution margin increased by 16% and 80%, respectively, over the third quarter in 2006. The increases were primarily the result of the non-recurrence of customer credits that reduced revenue in 2006. The business recovered the credits, as well as fuel adjustment charges, from escrows established for that purpose at the time of MIC’s acquisition of the business thus eliminating any impact on distributable cash.

o
Non-utility revenue and contribution margin grew by 10% and 8%, respectively, over the third quarter in 2006. The increases were primarily the result of retail price increases offset by higher costs for LPG and the transportation of the product between islands.

o
The business generated EBITDA of $4.8 million on the increased contribution margin, partially offset by higher operating expenses generally. Excluding non-cash losses on derivatives booked in the third quarters of both 2006 and 2007, EBITDA would have increased by 104% over the comparable period in 2006. This reflects the reduction in revenue in 2006 stemming from the customer credits.

o
The gas production and distribution business generated a contribution margin and EBITDA of $45.1 million and $17.7 million, respectively, through nine months of 2007. Excluding the effect of customer credits, 2006 transaction costs and unbilled revenue calculations, all of which we do not expect to recur, and the non-cash losses on derivatives, EBITDA would have increased by 9% over the comparable period in 2006.

•
MIC’s district energy business reported gross profit of $6.1 million for the quarter or a 27% increase over the third quarter in 2006. The pass-through of electricity cost increases, inflation-based price increases and warmer average summer temperatures in Chicago versus 2006 all contributed to the improved results. EBITDA for the quarter was ($10.6) million compared to $5.2 million in the third quarter of 2006. The decrease was driven by a “make-whole” payment (net present value of future interest and principal payments foregone by the lender) and deferred financing costs totaling $17.7 million incurred in connection with the successful refinancing of the long-term debt of the business in the quarter.

o
Capacity revenue increased with the conversion of four interruptible customers to continuous service during June through September, 2006 and the connection of a new customer in each of the fourth quarter in 2006 and the second quarter in 2007.

o
Consumption revenue increased 18% over the third quarter in 2006 with the pass through of increased electricity costs and warmer average temperatures that resulted in increased ton-hours of cooling sold.

o
In September, district energy successfully completed a refinance of private placement notes that had been in place since the Macquarie Group’s acquisition of the business in 2004. The new seven-year facility includes a term loan of $150.0 million plus capital expenditure and working capital facilities totaling $38.5 million. The facility bears interest at a rate of LIBOR plus a margin of 0.90%. The LIBOR (floating rate) portion of the term loan interest has been swapped for fixed at a weighted average rate of 5.07% for seven years resulting in a total interest cost of 5.97% per year, a 0.78% reduction relative to the interest on the notes that were repaid.

o
The district energy business generated gross profit and EBITDA of $13.3 million and ($2.2) million, respectively, during the first nine months of the year. The year to date EBITDA result reflects the ”make-whole” payment and deferred financing costs of $17.7 million noted above.

•
Gross profit at the Company’s airport parking business declined 10% to $4.7 million in the third quarter of 2007 compared to 2006. Increased average revenue per car was offset by higher expenses and a slightly lower customer volume.

o	Average revenue per car increased 2.6% in the quarter and average overnight occupancy increased 1.4%. Average revenue per car grew for the fourth consecutive quarter.

o
Direct expenses increased with the implementation of initiatives designed to improve the customer experience, for example, increased shuttle bus frequency. Selling, general and administrative expenses were higher primarily as a result of the implementation of an improved regional management structure.

o
EBITDA declined to $4.0 million for the third quarter of 2007 from $4.4 million in the prior comparable period. Excluding non-cash losses on derivatives in the third quarters of both 2006 and 2007, EBITDA would have declined by 21%.

o
The airport parking business generated gross profit and EBITDA of $14.7 million and $12.4 million, respectively, for the first nine months of the year. Non-cash gains and losses on derivatives were not material through nine months.

ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

The Company believes that it can provide better insight into its ability to support its distributions by making certain adjustments to its “as reported” results. For example, its results under Generally Accepted Accounting Principles (“GAAP”) alone do not reflect all of the items that management considers in estimating distributable cash. The table below summarizes MIC’s estimated cash available for distribution (“CAD”), beginning with cash from operations and adjusted for certain dividend income and cash expenditures. Estimated cash available for distribution totaled $79.4 million through the third quarter, a 57% increase over the $50.7 million reported through the third quarter of 2006.

($ Millions)	Total

Cash from operations	$79.6
Cash from operations adjustments	8.7
Cash from investing and financing activities	8.2
Working capital	(17.1)
Estimated cash available for Distribution	$79.4

MIC’s consolidated cash from operations increased to $79.6 million in the first nine months of 2007 from $31.1 million in the first nine months of 2006. The increase in cash from operations was attributable to sound ongoing operations and successful acquisitions concluded during 2006 and the first half of 2007. Cash from operations is the starting point for calculating estimated cash available for distribution.

•
Estimated CAD year to date is increased by a net $8.7 million of adjustments including primarily income tax refunds received by the airport services and gas production and distribution businesses and escrow recoveries at the gas production and distribution business.

•
Estimated CAD year to date is increased by a net $8.2 million in cash from investing and financing activities that includes primarily the $20.3 million portion of the dividend from the Company’s bulk liquid storage business that does not flow through earnings or cash from operations, offset by a net approximately $10.9 million of capital expenditures paid in cash or accrued.

•	Estimated CAD is reduced by $17.1 million of cash generated by working capital movements as we do not consider normal changes in working capital when calculating CAD.

MIC estimates cash available for distribution in the first nine months of 2007 exceeded quarterly cash distributions to investors by $2.9 million.

BUSINESS UPDATE AND OUTLOOK

Airport services business - The Company expects that its airport services business will complete the integration of Mercury Air Centers and the San Jose Jet Center FBOs acquired in August, 2007 over a period of 12 to 18 months. The additional sites are expected to generate a minimum incremental $47.5 million of EBITDA on an annualized basis.

MIC expects continued strong performance from its airport services business. Strong demand for general aviation aircraft and the number of hours those aircraft are being flown should continue to drive growth in the volume of fuel sold. Increased service levels and the value of the nation’s largest network of FBOs should support further improvement in margins on fuel sales.

Bulk liquid storage terminal business - The bulk liquid storage business is expected to continue to perform well as inflation escalators generate revenue growth from existing contracts, expiring contracts are renewed at higher rates and storage tanks currently under construction become operational.

Approximately 81% of the contracts relating to the construction of the Geismar chemicals logistics center have been signed. Construction of the Geismar facility remains on pace for completion in the second quarter of 2008. MIC expects that the $293.1 million of capital projects underway, including the Geismar facility, will generate an incremental increase in gross profit and EBITDA of $42.1 million per year when completed.

MIC’s investment in the bulk liquid storage terminal business will continue to generate a quarterly dividend of $7.0 million through the end of 2008. Beginning with the first quarter in 2009 MIC will receive a dividend equal to 50% of the business’ estimated cash available for distribution. Strong fundamental drivers of growth, combined with the incremental increase in gross profit expected from growth capital expenditures, are expected to support dividends in excess of the current level following conversion from the fixed dividend.

Gas production and distribution business - The fundamental driver of continued growth in the gas production and distribution business is population growth in Hawaii. MIC believes that the business will continue to be a stable source of distributable cash consistent with the yield assumed when the business was acquired.

District energy business - The Company expects continued stable performance from its district energy business, assuming a historically normal level of demand for cooling during the summer. Expansion of the existing cooling system, in conjunction with operational strategies and efficiencies, will increase saleable capacity. Management of the business also believes that it will continue to sign contracts with current and new customers for the additional capacity as it becomes available.

Airport parking business - Yield management strategies continue to generate improvement in average revenue per car. In addition, management has significantly upgraded the operations team of the business and believes that service improvements and anticipated growth in volume and revenue will offset the higher expenses over the medium term.

CONFERENCE CALL AND WEBCAST

When: Management has scheduled a conference call for 11:00 a.m. Eastern Standard Time on November 7, 2007 to review MIC’s results.

How: To listen to the conference call, please dial +1(888) 600-4864 (domestic) or +1(913) 312-0733 (international), at least 10 minutes prior to the scheduled start time. Interested parties can also listen to the live call via webcast at www.macquarie.com/mic/. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

Slides: The Company has prepared slides in support of its conference call presentation. The slides will be available for downloading from the MIC website the morning of November 7, 2007. A link to the slides will be located in the “Latest News” section of the MIC homepage.

Replay: For interested individuals unable to listen to the live conference call, a replay will be available through November 21, 2007, at +1(888) 203-1112 (domestic) or +1(719) 457-0820 (international), Passcode: 3416395. An online archive of the webcast will be available on the MIC website for one year.

ABOUT MACQUARIE INFRASTRUCTURE COMPANY

Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses, which provide basic, everyday services, to customers in the United States. Its businesses consist of an airport services business, a 50% indirect interest in a bulk liquid storage terminal business, a gas production and distribution business, a district energy business, and an airport parking business. The Company is managed by a wholly-owned subsidiary of Macquarie Bank Limited. For additional information, please visit the Macquarie Infrastructure Company website at www.macquarie.com/mic.

FORWARD LOOKING STATEMENTS

This earnings release contains forward-looking statements. We may, in some cases, use words such as "project”, "believe”, "anticipate”, "plan”, "expect”, "estimate”, "intend”, "should”, "would”, "could”, "potentially”, or "may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this presentation are subject to a number of risks and uncertainties, some of which are beyond our control including, among other things: our ability to successfully integrate and manage acquired businesses, manage growth, make and finance future acquisitions, service, comply with the terms of and refinance our debt, and implement our strategy, decisions made by persons who control our investments including the distribution of dividends, our regulatory environment, changes in air travel, automobile usage, fuel and gas prices, foreign exchange fluctuations, environmental risks and changes in U.S. federal tax law.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware could also cause our actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

“Macquarie Group” refers to the Macquarie Group of companies, which comprises Macquarie Group Limited, Macquarie Bank Limited and their worldwide subsidiaries and affiliates.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including the Company’s manager, require the following statements. Investments in Macquarie Infrastructure Company LLC are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company LLC or the repayment of capital from Macquarie Infrastructure Company LLC. MIC-G

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor enquiries Jay A. Davis Investor Relations Macquarie Infrastructure Company (212) 231-1825	Media enquiries Alex Doughty Corporate Communications Macquarie Infrastructure Company (212) 231-1710

MACQUARIE INFRASTRUCTURE COMPANY LLC
CONSOLIDATED CONDENSED BALANCE SHEETS
As of September 30, 2007 and December 31, 2006
($ in thousands, except share amounts)

	September 30, 2007	December 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,756	$37,388
Restricted cash	1,616	1,216
Accounts receivable, less allowance for doubtful accounts
of $1,937 and $1,435, respectively	90,726	56,785
Dividends receivable	7,000	7,000
Other receivables	11	87,973
Inventories	16,255	12,793
Prepaid expenses	9,965	6,887
Deferred income taxes	2,841	2,411
Income tax receivable	-	2,913
Fair value of derivative instruments	2,281	632
Other	11,877	14,968

Total current assets	215,328	230,966

Property, equipment, land and leasehold improvements, net	661,036	522,759

Restricted cash	26,528	23,666
Equipment lease receivables	39,482	41,305
Investment in unconsolidated business	219,300	239,632
Goodwill	769,721	485,986
Intangible assets, net	862,522	526,759
Deposits and deferred costs on acquisitions	-	579
Deferred financing costs, net of accumulated amortization	21,908	20,875
Fair value of derivative instruments	1,036	2,252
Other	5,272	2,754

Total assets	$2,822,133	$2,097,533

Liabilities and stockholders’ equity
Current liabilities:
Due to manager - related party	$48,490	$4,284
Accounts payable	57,499	29,819
Accrued expenses	28,668	19,780
Current portion of notes payable and capital leases	3,979	4,683
Current portion of long-term debt	60,160	3,754
Fair value of derivative instruments	1,060	3,286
Deferred income	5,619	1,403
Income taxes payable	4,272	-
Other	9,621	5,130

Total current liabilities	219,368	72,139

Capital leases and notes payable, net of current portion	3,544	3,135
Long-term debt, net of current portion -
	1,305,079	959,906
Deferred income taxes	221,880	163,923
Fair value of derivative instruments	12,887	453
Other	29,221	25,371

Total liabilities	1,791,979	1,224,927

Minority interests	35,934	8,181

Stockholders’ equity:
LLC interests, no par value; 500,000,000 authorized; 43,766,877 interests issued and outstanding at September 30, 2007 and Trust Stock, no par value; 500,000,000 authorized; 37,562,165
shares issued and outstanding at December 31, 2006	1,036,978	864,233
Accumulated other comprehensive (loss) income	(7,195)	192
Accumulated loss	(35,563)	-
Total stockholders’ equity	994,220	864,425
Total liabilities and stockholders’ equity	$2,822,133	$2,097,533

MACQUARIE INFRASTRUCTURE COMPANY LLC
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
For the Quarters and Nine Months Ended September 30, 2007 and 2006
(Unaudited)
($ in thousands, except share and per share data)

	Quarter Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Revenues
Revenue from product sales	$145,605	$105,557	$371,062	$204,691
Service revenue	74,700	56,430	192,947	147,060
Financing and equipment lease income	1,221	1,273	3,704	3,856

Total revenue	221,526	163,260	567,713	355,607

Costs and expenses
Cost of product sales	96,220	73,326	241,825	135,370
Cost of services	31,075	26,541	80,740	70,205
Selling, general and administrative	50,632	35,107	128,174	82,806
Fees to manager - related party	5,437	3,955	59,962	14,151
Depreciation	5,035	4,138	13,088	7,969
Amortization of intangibles	9,219	6,385	23,151	13,411

Total operating expenses	197,618	149,452	546,940	323,912

Operating income	23,908	13,808	20,773	31,695

Other income (expense)
Dividend income	-	3,393	-	8,395
Interest income	2,062	849	4,986	3,731
Interest expense	(21,779)	(25,801)	(57,050)	(57,068)
Loss on extinguishment of debt	(17,708)	-	(17,708)	-
Equity in (losses) earnings and amortization
charges of investees	(1,659)	1,734	661	7,302
(Loss) gain on derivative instruments	(2,227)	(17,066)	(1,566)	3,096
Gain on sale of marketable securities	-	7,005	-	7,005
Other income (expense), net	296	(348)	(348)	(421)
Net (loss) income before income taxes and
minority interests	(17,107)	(16,426)	(50,252)	3,735
(Provision) benefit for income taxes	(971)	6,270	14,907	3,259

Net (loss) income before minority interests	(18,078)	(10,156)	(35,345)	6,994

Minority interests	(86)	(138)	(183)	14

Net (loss) income	$(17,992)	$(10,018)	$(35,162)	$6,980

Basic (loss) earnings per share:	$(0.41)	$(0.37)	$(0.89)	$0.26
Weighted average number of shares
outstanding: basic	43,357,300	27,212,165	39,515,104	27,108,962
Diluted (loss) earnings per share:	$(0.41)	$(0.37)	$(0.89)	$0.26
Weighted average number of shares
outstanding: diluted	43,357,300	27,212,165	39,515,104	27,125,833
Cash distributions declared per share	$0.605	$0.525	$1.765	$1.525

MACQUARIE INFRASTRUCTURE COMPANY LLC
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2007 and 2006
(Unaudited)
($ in thousands)

	Nine Months Ended
	September30, 2007	September 30, 2006
Operating activities
Net (loss) income	$(35,162)	$6,980
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	20,695	14,851
Amortization of intangible assets	23,151	13,411
Equity in earnings and amortization charges of investee	(661)	(7,302)
Equity distributions from investee	661	5,500
Gain on sale of marketable securities	-	(7,005)
Amortization of finance charges	4,505	3,849
Non-cash derivative (gain) loss, net of non-cash interest expense	(276)	1,342
Performance fees to be settled in stock	43,962	4,134
Equipment lease receivable, net	1,838	1,422
Deferred rent	1,864	1,811
Deferred taxes	(19,771)	(5,091)
Other non-cash expenses, net	1,141	1,425
Non-operating transactions relating to foreign investments	2,847	-
Loss on extinguishment of debt	17,708	-
Accrued interest expense on subordinated debt - related party	-	797
Changes in other assets and liabilities:
Restricted cash	(399)	4,705
Accounts receivable	(9,556)	(5,824)
Dividend receivable	-	2,365
Inventories	(348)	1,348
Prepaid expenses and other current assets	1,623	(1,983)
Accounts payable and accrued expenses	18,194	(9,758)
Income taxes payable	5,177	1,083
Due to manager - related party	1,201	1,054
Other	1,249	1,986
Net cash provided by operating activities	79,643	31,100

Investing activities
Acquisitions of businesses and investments, net of cash acquired	(658,939)	(849,306)
Costs of dispositions	(322)	-
Proceeds from sale of investment in unconsolidated business	84,977	-
Proceeds from sale of marketable securities	-	76,996
Settlements of non-hedging derivative instruments	(2,013)	-
Purchases of property and equipment	(33,097)	(11,427)
Return on investment in unconsolidated business	20,339	6,226
Proceeds received on subordinated loan - related party	-	850
Net cash used in investing activities	(589,055)	(776,661)

Financing activities
Proceeds from issuance of shares	252,739	-
Proceeds from long-term debt	456,625	535,000
Proceeds from line-credit facility	64,603	455,766
Offering costs paid	(11,150)	-
Distributions paid to shareholders	(70,051)	(41,345)
Distributions paid to minority shareholders	(464)	(291)
Payment of long-term debt	(120,115)	(260,742)
Debt financing costs	(8,057)	(14,014)
Make-whole payment under re-financing	(14,695)	-
Restricted cash	(2,863)	(5,130)
Payment of notes and capital lease obligations	(1,792)	(1,438)
Net cash provided by financing activities	544,780	667,806

Effect of exchange rate changes on cash	-	556

Net change in cash and cash equivalents	35,368	(77,199)

Cash and cash equivalents, beginning of period	37,388	115,163

Cash and cash equivalents, end of period	$72,756	$37,964

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:

Accrued acquisition and equity offering costs	$683	$368

Accrued purchases of property and equipment	$2,695	$224

Acquisition of property through capital leases	$30	$2,180

Issuance of stock to manager for payment of performance fees	$957	$4,134

Issuance of stock to independent directors	$450	$450

Taxes paid	$2,525	$1,075

Interest paid	$66,244	$46,987

	Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Net (loss) income (1)	(17,992)	(10,018)	(35,162)	6,980
Interest expense, net	19,717	24,952	52,064	53,337
Income taxes	971	(6,270)	(14,907)	(3,259)
Depreciation (2)	5,035	4,138	13,088	7,969
Depreciation - cost of services (2)	2,630	2,424	7,606	6,883
Amortization (3)	9,219	6,385	23,151	13,411
EBITDA	19,580	21,611	45,840	85,321

(1) Net loss for the nine months ended September 30, 2007 includes performance fees earned by our manager, MIMUSA, of $43.0 million in the second quarter and $957,000 in the first quarter of 2007. Net income for the nine months ended September 30, 2006 includes performance fees of $4.1 million in the first quarter of 2006. MIMUSA elected to reinvest these performance fees in shares. Net loss in 2007 also includes a make-whole payment of $14.7 million related to our district energy debt refinancing in September 2007.

(2) Depreciation - cost of services includes depreciation expense for our district energy business and airport parking business, which are reported in cost of services in our consolidated condensed statements of operations. Depreciation and Depreciation - cost of services do not include step-up depreciation expense of $1.7 million, $1.7 million, $5.2 million and $2.9 million in connection with our investment in IMTT for the quarters ended September 30, 2007 and 2006 and the nine month periods ended on the same dates, respectively, which is reported in equity in (losses) earnings and amortization charges of investees in our statements of operations.

(3) Does not include step-up amortization expense related to intangible assets in connection with our investment in the toll road business of $998,000 and $2.9 million for the quarter and nine months ended September 30, 2006, respectively. Also does not include step-up amortization expense related to intangible assets in connection with our investment in IMTT of $283,000, $283,000, $850,000 and $472,000 for the quarters ended September 30, 2007 and 2006 and the nine month periods ended on the same dates, respectively. These are both reported in equity in (losses) earnings and amortization charges of investees in our statements of operations.

Note: All $ are in millions. Totals may not foot due to rounding.

AIRPORT SERVICES BUSINESS	Quarter Ended September 30,
	Existing Locations				Total
	2007	2006	Change	Acquisitions	2007	2006	Change
	$	$	%	$	$	$	%
Revenue
Fuel	73.25	69.35	5.6	31.26	104.51	69.35	50.7
Non-Fuel	26.97	23.24	16.1	12.10	39.07	23.24	68.1
Total Revenue	100.22	92.59	8.2	43.37	143.59	92.59	55.1

Gross Profit
Fuel	28.72	26.16	9.8	11.24	39.95	26.16	52.8
Non-Fuel	24.66	21.13	16.7	9.37	34.03	21.13	61.1
Total Gross Profit	53.38	47.28	12.9	20.61	73.99	47.28	56.5

SG&A	29.80	26.78	(11.3)	12.04	41.84	26.78	(56.3)

Unrealized Gain on Derivatives	(1.95)	(11.26)	82.7	0.00	(1.95)	(11.26)	82.7

Reconciliation of net income (loss) to EBITDA
Net Income (loss)	3.30	(3.90)		0.91	4.21	(3.90)
Interest Expense, Net	8.18	7.83		3.46	11.64	7.83
Provision (benefit) for income taxes	2.17	(2.14)		0.60	2.76	(2.14)
Depreciation and amortization	7.94	8.05		3.62	11.56	8.05
EBITDA	21.59	9.84	119.4	8.58	30.17	9.84	NM

	Nine Months Ended September 30,
	Existing Locations				Total
	2007	2006	Change	Acquisitions	2007	2006	Change
	$	$	%	$	$	$	%
Revenue
Fuel	159.72	157.64	1.3	88.33	248.05	157.64	57.3
Non-Fuel	70.28	59.07	19.0	28.79	99.07	59.07	67.7
Total Revenue	230.00	216.72	6.1	117.13	347.12	216.72	60.2

Gross Profit
Fuel	65.41	60.66	7.8	33.16	98.57	60.66	62.5
Non-Fuel	63.98	53.07	20.6	23.96	87.94	53.07	65.7
Total Gross Profit	129.39	113.73	13.8	57.12	186.51	113.73	64.0

SG&A	68.33	63.73	(7.2)	33.24	101.57	63.73	(59.4)

Unrealized (Loss) Gain on Derivatives	(2.03)	(0.36)	NM	(0.00)	(2.03)	(0.36)	NM

Reconciliation of net income to EBITDA
Net Income	14.58	7.05		1.52	16.10	7.05
Interest Expense, Net	18.01	21.60		10.16	28.17	21.60
Provision for income taxes	9.58	4.60		1.00	10.58	4.60
Depreciation and amortization	16.75	16.92		11.23	27.97	16.92
EBITDA	58.92	50.16	17.5	23.91	82.82	50.16	65.1

BULK LIQUID STORAGE BUSINESS
	Quarter Ended September 30,			Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
	$	$	%	$	$	%
Revenue
Terminal	57.81	47.31	22.2	167.36	139.57	19.9
Heating	2.75	2.21	24.8	14.11	12.75	10.7
Other	7.35	6.64	10.7	26.55	22.71	16.9
Total Revenue	67.92	56.16	20.9	208.01	175.03	18.8

Gross Profit
Terminal	28.76	21.96	31.0	83.25	66.60	25.0
Environmental Response	1.34	1.83	(27.0)	3.96	5.88	(32.6)
Nursery	(0.20)	(0.38)	48.0	0.25	(0.59)	141.8
Total Gross Profit	29.90	23.41	27.7	87.46	71.89	21.7

SG&A	6.34	5.30	(19.5)	18.00	16.17	(11.4)

Unrealized Gain on Derivatives	(12.47)	2.14	NM	(8.04)	1.37	NM

Reconciliation of net income to EBITDA
Net Income	(0.95)	3.94		8.65	15.09
Interest Expense, Net	3.24	3.03		10.61	12.35
Provision for income taxes	0.38	3.03		7.11	10.58
Depreciation and Amortization	8.91	7.60		26.47	22.76
EBITDA	11.58	17.59	(34.2)	52.84	60.78	(13.1)

GAS PRODUCTION AND DISTRIBUTION
BUSINESS
	Quarter Ended September 30,			Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
	$	$	%	$	$	%
Revenue
Utility	23.87	20.61	15.8	68.98	69.56	(0.8)
Non-utility	17.22	15.59	10.4	54.03	50.62	6.7
Total Revenue	41.09	36.20	13.5	123.01	120.18	2.4

Cost of Revenue
Utility	16.26	16.39	0.8	45.86	47.37	3.2
Non-utility	10.27	9.19	(11.8)	32.08	30.35	(5.7)
Total Cost of Revenue	26.53	25.57	3.8	77.94	77.72	0.3

Contribution Margin
Utility	7.61	4.22	80.2	23.12	22.19	4.2
Non-utility	6.95	6.41	8.4	21.95	20.26	8.3
Total Contribution Margin	14.56	10.63	37.0	45.08	42.46	6.2

Transmission and Distribution	3.78	3.38	(11.9)	10.73	10.43	(2.9)

SG&A	4.36	3.79	(15.1)	12.47	12.20	(2.2)

Unrealized Gain (Loss) on Derivatives	(0.20)	(5.87)	96.6	(0.40)	(3.95)	90.0

Reconciliation of income before taxes to EBITDA
Income before taxes	0.91	(7.50)		5.87	(0.03)
Interest Expense, Net	2.28	2.44		6.81	6.40
Depreciation and amortization	1.65	1.66		5.05	4.44
EBITDA	4.84	(3.40)	NM	17.73	10.82	63.9

DISTRICT ENERGY
	Quarter Ended September 30,			Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
	$	$	%	$	$	%
Revenue
Capacity	4.79	4.42	8.3	14.08	12.85	9.5
Consumption	10.76	9.11	18.1	19.42	15.85	22.6
Lease and Other	1.89	2.01	(5.8)	5.79	6.23	(7.0)
Total Revenue	17.44	15.54	12.2	39.29	34.93	12.5

Direct Expenses
Electricity	7.07	6.38	(10.9)	12.86	10.66	(20.6)
Other	4.27	4.35	1.9	13.14	12.88	(2.0)
Total Direct Expenses	11.34	10.73	(5.7)	26.00	23.54	(10.4)

Gross Profit	6.10	4.82	26.7	13.29	11.38	16.8

SG&A	0.63	0.99	36.3	2.22	2.77	19.7

Reconciliation of net income (loss) to EBITDA
Net Income (loss)	(15.77)	0.82		(15.40)	0.70
Interest Expense, Net	2.24	2.11		6.50	6.28
Provision (benefit) for income taxes	1.15	0.47		1.37	0.23
Depreciation and amortization	1.79	1.77		5.34	5.30
EBITDA	(10.58)	5.17	(304.9)	(2.19)	12.51	(117.5)

AIRPORT PARKING
	Quarter Ended September 30,			Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
	$	$	%	$	$	%
Total Revenue	19.41	18.92	2.6	58.29	56.92	2.4
Direct Expenses	14.70	13.70	(7.3)	43.61	40.66	(7.3)
Gross Profit	4.71	5.22	(9.7)	14.68	16.26	(9.7)

SG&A	2.03	1.31	(54.6)	6.42	4.58	(40.1)

Unrealized Gain on Derivatives	(0.04)	(0.80)	94.6	0.07	0.21	68.3

Reconciliation of net (loss) income to EBITDA
Net (loss) Income	(1.04)	(1.22)		(2.87)	(1.09)
Interest Expense, Net	4.03	4.86		12.02	13.09
Provision for income taxes	(0.83)	(0.74)		(2.28)	(0.79)
Depreciation and amortization	1.89	1.47		5.49	3.96
EBITDA	4.05	4.37	(7.2)	12.35	15.17	(18.6)